UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 16, 2025 titled “GeoPark Publishes its 2024 Speed/Sustainability Report”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK PUBLISHES ITS 2024 SPEED/SUSTAINABILITY REPORT

28% REDUCTION IN SCOPE 1 AND 2 GREENHOUSE GAS EMISSIONS COMPARED TO 2020

STRONG PROGRESS TOWARDS 2025 TARGET

Bogota, Colombia – April 16, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces the publication of its 2024 SPEED/Sustainability Report (“the Report”).

The Report highlights GeoPark’s sustainability progress, showing how actively reducing energy intensity and environmental footprint strengthens operational resilience, efficiency, and value maximization that underpins a profitable, dependable and sustainable business model.

Presenting the Report, Andrés Ocampo, CEO of GeoPark, said: “Sustainability is a core driver of our North Star strategy and long-term success. In 2024, we advanced across multiple fronts—cutting emissions, improving efficiencies, and delivering tangible value to our communities. Our SPEED System guides us to produce energy responsibly, power progress, and protect nature while generating competitive returns for our shareholders.”

2024 HIGHLIGHTS

•	28% cumulative reduction in Scope 1 and 2 GHG emissions in 2024 versus 2020 baseline, while emissions intensity reached 10.3 kgCO₂e/BOE, reflecting improved operational performance, increased renewable energy use, and methane management via real-time digital systems

•	Six energy community projects structured with the Colombian Ministry of Mines and Energy to deliver clean, reliable power to rural areas in Casanare

•	Zero barrels of crude oil spilled per million barrels produced and zero environmental fines in our operations during 2024

•	100% of employees with variable compensation linked to climate change KPIs, strengthening internal alignment with long-term environmental goals

•	7.01% reduction in water consumption compared to 2023

INDUSTRY RECOGNITION AND LEADERSHIP

In 2024, GeoPark's performance earned several distinctions:

•	AA rating from MSCI ESG Index for the second consecutive year, consolidating our position as an ESG Leader

•	Included in the S&P Sustainability Yearbook 2025, ranked among the top 15% in the global oil and gas sector, and recognized as the most improved ESG score in its peer group

•	Winner of the Hechos de Sostenibilidad Award by the Colombian Petroleum Association for climate action and circular economy strategies

•	Recipient of the Colombia’s National Business Association (ANDI by its Spanish acronym) Water and Biodiversity Award for data-driven conservation

•	Honored with the Schneider Electric Decarbonization Award for emissions management leadership

GeoPark’s SPEED/Sustainability Report adheres to leading international reporting frameworks including the Global Reporting Initiative (GRI) and its annex on the oil and gas sector, the Sustainability Accounting Standards Board (SASB), the Sustainability reporting guide of IPIECA, the Task Force on Climate-related Financial Disclosure (TCFD), the United Nations Global Compact, and the Sustainable Development Goals (SDGs).

Click here [https://www.geo-park.com/wp-content/uploads/2025/04/Reporte-SPEED-Sostenibilidad-2024.pdf] to access the 2024 SPEED/Sustainability Report.

For further information, please contact:

INVESTOR RELATIONS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, closing of acquisition transaction and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: April 17, 2025